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Sōl Bistro St Pete

health food restaurant

2149 3 Ave S, #6
St Petersburg, FL 33712
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 1.75× for the next $10,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Sōl Bistro St Pete is seeking investment to open our first location, renovate an existing space, purchase new equipment and supplies, and raise start-up capital so that we can serve and support our wonderful community with our health-focused bistro.
First LocationRenovating LocationGenerating RevenueLease Secured
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PRESS
Sol St. Pete to bring health-conscious comfort food to the Warehouse Arts District — St. Pete Rising

In early Fall, St. Pete's Warehouse Arts District will welcome Sōl St. Pete to the neighborhood at 222 22nd Street South, previously home to Puerto Rican restaurant WEPA Cocina and next door to 3 Daughter's Brewing . Sōl St. Pete is a bistro serving elevated comfort food that offers a conscious

St. Petersburg restaurant WEPA has closed. Here's what's next for the space

Sol, a new health-focused bistro, will open this fall.

sōl, a health focused gluten-free bistro, opening soon in St. Pete

sōl bistro brings allergy-friendly cuisine to the Sunshine City

Allergy-friendly Sōl Bistro is moving into the old Wepa restaurant in St. Petersburg

Whether you're health-conscious or just have a food sensitivity—there's something on the menu for you.

sōl: a st pete bistro " An allergen-friendly bistro is bringing their concept of elevated comfort food to St. Pete this fall!

A gluten-free, lactose intolerant friendly, peanut-free, soy-free, and refined sugar-free bistro is on its way to St. Pete! sōl brings comfort food to customers in food sensitive-friendly ways. The restaurant will open this fall in the Grand Central District.   To keep up with the restaurant as they work towards opening, follow @solstpete and check out their website at the link in our bio!

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THE TEAM
Debbie DeVico-O'Neil & Ron O'Neil

Owners

Debbie and Ron have both been in the health and wellness industry for over 20 years.

Debbie is owner and executive chef at sōl bistro st Pete. For the past 7 years she has owned and operated Delicious & Nutritious Holistic Services, which offers holistic personal chef services, 1:1 and group lifestyle and nutrition coaching, and in-home and virtual conscious culinary classes.

Ron is owner and director of operations at sōl bistro st pete. For 7 years he was owner and personal trainer at Xtreme Fitness and Cycling Studio, which closed it's doors in June 2021.

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OUR OFFERINGS

Our evolving menu is composed of scratch-made, farm-to-table, delicious, healing, and easy-to-digest selections using organic pasture-raised, grass-fed/finished, and wild-caught protein from Oliver Heritage Farms, fresh herbs, locally sourced produce from Brick Street Farms and other local farms, progressive wines, craft ciders and seltzers from 3 Daughters Brewing, craft gluten-free beers, and hard kombucha. We also have house made allergen-free desserts!

GLUTEN-FREE
LACTOSE INTOLERANT
PEANUT-FREE
SOY-FREE
REFINED SUGAR-FREE
LOCALLY SOURCED
LOCAL CIDER, & SELTZER
SUPPORT SUSTAINABLE VINEYARDS
CRAFT GLUTEN-FREE BEER & HARD KOMBUCHA
COMMITTED TO SUPPORTING LOCAL CHARITIES
YOUTH MENTORSHIP AND INTERNSHIP
PRIVATE EVENT SPACE
OUTDOOR GARDEN SEATING
BIOPHILIC DESIGN
CRAFT SANGRIA DECK
IN-HOUSE GF PASTIES & DESSERTS
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OUR MENU

We use whole-food ingredients – no preservatives, no junk, only deliciousness. Nothing on our menu is processed or artificial and is always non-GMO and organic when available. We source local pasture-raised grass-fed/finished beef, poultry, and eggs; wild caught seafood; wild fresh herbs; locally sourced organic and seasonal produce; use pink Himalayan salt; healthy fats and unrefined oils.

We prefer easy-to-digest sheep and goat milk dairy and only use organic cultured cows milk products like grass-fed butter and non-fat greek yogurt.
We also offer grain-free, vegan, and vegetarian options.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Sol Start up Budget Attached $14,100
Mainvest Compensation $900
Total $15,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,080,000	$1,188,000	$1,271,160	$1,334,718	$1,374,759
Cost of Goods Sold	$270,000	$297,000	$317,790	$333,679	$343,689
Gross Profit	$810,000	$891,000	$953,370	$1,001,039	$1,031,070

EXPENSES

Rent	$14,400	$14,760	$15,129	$15,507	$15,894
Utilities	$12,000	$12,300	$12,607	$12,922	$13,245

Salaries $422,760 $465,036 $497,588 $522,467 $538,140

Insurance $6,000 $6,150 $6,303 $6,460 $6,621

Equipment Lease $10,800 $11,070 $11,346 $11,629 $11,919

Repairs & Maintenance $1,200 $1,230 $1,260 $1,291 $1,323

Legal & Professional Fees $3,000 $3,075 $3,151 $3,229 $3,309

Operating Profit $339,840 $377,379 $405,986 $427,534 $440,619

This information is provided by Sōl Bistro St Pete. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

Investment Round Status

Target Raise $15,000

Maximum Raise $25,000

Amount Invested $0

Investors 0

Investment Round Ends October 15, 2021

Summary of Terms

Legal Business Name Sol Hospitality Group, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.75×

Investment Multiple 1.5×

Business's Revenue Share 0.7%-1.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date July 1, 2026

Financial Condition

No operating history

Sōl Bistro St Pete was established in July, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Sōl Bistro St Pete forecasts the following milestones:

Secure lease in St. Petersburg, FL by July, 2021.

Hire for the following positions by September, 2021: Evening Assistant General Manager, Daytime Assistant General Manager, Pastry Chef, Sous Chef, Prep-cooks, and Servers.

Achieve $1,080,000 revenue per year by 2023.

Achieve $339,840 profit per year by 2023.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Sōl Bistro St Pete's fundraising. However, Sōl Bistro St Pete may require additional funds from alternate sources at a later date.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Sōl Bistro St Pete to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Sōl Bistro St Pete operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Sōl Bistro St Pete competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Sōl Bistro St Pete's core business or the inability to compete successfully against the with other competitors could negatively affect Sōl Bistro St Pete's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Sōl Bistro St Pete's management or vote on and/or influence any managerial decisions regarding Sōl Bistro St Pete. Furthermore, if the founders or other key personnel of Sōl Bistro St Pete were to leave Sōl Bistro St Pete or become unable to work, Sōl Bistro St Pete (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Sōl Bistro St Pete and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Sōl Bistro St Pete is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Sōl Bistro St Pete might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Sōl Bistro St Pete is unable to obtain additional funding when needed, it could be forced to delay its business plan.

Changes in Economic Conditions Could Hurt Sōl Bistro St Pete

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Sōl Bistro St Pete's financial performance or ability to continue to operate. In the event Sōl Bistro St Pete ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Sōl Bistro St Pete will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Sōl Bistro St Pete is allowed to stop providing annual information in certain circumstances.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Sōl Bistro St Pete's financial performance or ability to continue to operate.

Specifically, any additional regulation on the industry could significantly negatively affect the business.

Future Investors Might Have Superior Rights

If Sōl Bistro St Pete needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Sōl Bistro St Pete or management), which is responsible for monitoring Sōl Bistro St Pete's compliance with the law. Sōl Bistro St Pete will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Sōl Bistro St Pete is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Sōl Bistro St Pete fails to generate enough revenue, you could lose some or all of your money.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Sōl Bistro St Pete to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Sōl Bistro St Pete. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Sōl Bistro St Pete isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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